SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

October 23, 2013

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE

2013 Nine Months Group Financial Report

Interim consolidated financial statements for the nine months ended September 30, 2013

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the Executive Board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

This financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Due to rounding, numbers presented throughout this report may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and optoelectronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, and a range of other high-tech applications.

The Company markets and sells its products worldwide, principally through its own direct sales organization, but also through appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for the deposition of semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies its customers with both production-scale material deposition systems and small scale systems for Research & Development (“R&D”) or small scale production.

Demand for AIXTRON’s products is driven by the sustained miniaturization, increased processing speed, improved efficiency, and reduced cost of ownership demands for current and emerging microelectronic and optoelectronic components. The ability of AIXTRON’s products to precisely deposit thin material films and the ability to control critical surface dimensions in these components, enables manufacturers to improve performance, yield and quality in the fabrication process of advanced microelectronic and optoelectronic devices.

AIXTRON’s product range includes systems capable of depositing material films on a diverse range of different substrate sizes and materials. The deposition process technologies include Metal-Organic Chemical Vapor Deposition (“MOCVD”) for the deposition of compound materials for the production of LEDs, power electronics or processors as well as thin film deposition of organic materials on up to Gen. 3.5 substrates. These include Polymer Vapor Phase Deposition (PVPD®), Organic Vapor Phase Deposition (“OVPD®”) or large area deposition for Organic Light Emitting Diodes (“OLED”) applications. Plasma Enhanced Chemical Vapor Phase Deposition (“PECVD”) is being employed for the deposition of complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene). For Silicon Semiconductor applications, AIXTRON systems are capable of depositing material films on wafers of up to 300mm in diameter, by employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (“AVD®”) and Atomic Layer Deposition (“ALD”).

AIXTRON is committed to investing continuously in respective research and development projects to not only further the Company’s leading technology position in MOCVD equipment but also to penetrate growth markets for power management, organic semiconductors, next generation memory applications and process applications.

2. Macroeconomic and industry developments

Macroeconomic developments

While the global economic environment was broadly stable throughout the third quarter 2013, the unresolved struggle to increase the authorized US federal debt ceiling has by the end of September raised new uncertainties about the future economic development. . According to the International Monetary Fund (IMF), a failure of these negotiations would not only affect growth perspectives in the US but also have a noticeably negative impact on the global economy.

In its World Economic Outlook dated October 8, 2013, the IMF has once again lowered its global growth forecast for 2013 and 2014. The main reason for this is the weakening economic development in several emerging and developing countries. Consequently, the IMF reduced its growth forecast for these countries to 4.5% in 2013 (July 2013: 5.0%) and 5.1% in 2014 (July 2013: 5.5%). Besides, the forecast for the advanced economies remained broadly unchanged, while the growth dynamic in these countries remains rather sluggish. Thus, the IMF now expects a global growth of only 2.9% in 2013 (July 2013: 3.2%) and a moderate acceleration to 3.6% in 2014 (July 2013: 3.8%). However, this forecast is subject to a timely solution to the controversy regarding an increase of the authorized US federal debt ceiling and a careful implementation of the expected turnaround on interest rates by the Fed.

Following a slight increase of the US dollar exchange rate in the course of the first half-year 2013, the US currency showed a weaker development in the third quarter. Amongst others this is attributable to the still expansive monetary policy of the US Federal Reserve and the party political controversy over the increase of the authorized federal debt ceiling. Consequently, compared to the closing price at the end of the first half-year, the US dollar depreciated by approximately 4%. The average exchange rate of USD/EUR 1.31 (Q1/2013: 1.33 USD/EUR; Q2/2013: 1.30 USD/EUR; Q3/2013: 1.32 USD/EUR) used by AIXTRON to translate income and expenses denominated in US dollars in the first nine months of 2013 was more or less comparable with the rate of USD/EUR 1.29 in 9M/2012. Year-on-year, the exchange rate did not have any material implications on revenues and earnings. Compared with the average internal currency translation rate used in the previous quarter (USD/EUR 1.30), the US dollar was up by approximately 2% in Q3/2013.

Industry developments

According to the market research institute Yole Développement (September 2013), the market for packaged LEDs is expected to grow from USD 13.9bn in 2013 to USD 16.0bn in 2018. The main driving force behind this development is seen in general lighting applications whose share in the total LED market is forecast to grow from 45% to 65%. In the meantime, the intense price competition in the market for LED lamps is continuing at undiminished strength, resulting in the average price level steadily approaching the anticipated inflexion point of USD 10. Recently, the retail company Wal-Mart has announced to launch a line of 26 LED lightbulb types, including a dimmable 60-watt equivalent LED for USD 9.88. Against this background, the underlying market demand for general LED lighting applications continues to grow in the third quarter 2013, while LED backlighting has experienced a seasonal dip.

3. Business performance and key developments

In spite of continuously high capacity utilization rates at many LED chip manufacturers there were still no significant new investments in AIXTRON’s respective production equipment. Thus, AIXTRON’s order intake increased by 17% to EUR 35.7m  in Q3/ 2013 compared to the previous quarter (Q2/2013: EUR 30.5m; Q3/2012: EUR 34.5m). As in the previous quarter, orders for ALD equipment for the production of memory chips contributed positively to the overall order intake.

Revenues amounting to EUR 46.2m in Q3/2013 also remained at a low level (Q2/2013: EUR 45.3m; Q3/2012: EUR 62.2m).

While first quarter cost of sales were affected significantly by write-downs, cost of sales in the second and third quarter were significantly lower at EUR 33.1m and EUR 35.7m respectively (Q3/2012: EUR 104.5m). Q3/2012 was significantly affected by write-downs.

In the third quarter, the accrued insurance compensation following a fire in a third party warehouse amounting to EUR 15m was re-allocated  from cost of sales into other operating income, which led to a reduction of gross profit in the quarter but had no effect on the net profit.

Slightly increased forecasts of tools to be sold, reduced purchase obligations under supplier agreements as well as the consequent utilization of components in excess stock had a positive effect of EUR 13.1m from provision revisions in the quarter.

This resulted in a Q3/2013 gross profit amounting to EUR 10.6m in Q3/2013 which was 14% lower than in the previous quarter (Q3/2012: EUR -42.3m; Q2/2013: EUR 12.3m). Without the unusual effects from the insurance claim and the provision revisions, the gross profit would have been EUR 12.5m.

Selling, general and administration costs (SG&A) were further reduced in the third quarter. SG&A costs were down from EUR 12.3m in Q1/2013 and EUR 11.4m in Q2/2013 to 11.0m in Q3/2013 (Q3/2012: EUR 15.5m). This is attributable to the worldwide staff reduction of about 20% and to reduced expenditures. R&D expenditures are monitored closely and are being made very specifically - currently in the fields of OLED and Power Electronics. Against this background, R&D costs in Q3/2013 amounted to EUR 12.0m compared to EUR 12.7m in Q2/2013 and EUR 17.8m in Q3/2012.

Besides the usual R&D grants and effects from foreign exchange rate fluctuations in the third quarter 2013, re-allocation of the insurance proceeds mentioned above had a positive impact on other operating income and expenses. The final settlement with the insurance company remains outstanding.

Moreover, in the third quarter, AIXTRON realized further positive cost reduction effects from its 5-Point-Program and is well on track to reduce its annual operating expenses by about 20%. In the third quarter, AIXTRON started its thorough review of “supply chain processes”, an individual project within the 5-Point-Program. Amongst others, the aims of this project are a more integrated planning process and to involve suppliers more closely in procurement and product development processes which will allow AIXTRON to reduce the inventory risk and improve lead times and to establish a more controlled and defined supply chain.

As a result of the above mentioned unusual effects and cost reduction measures the Q3/2013 EBIT at EUR 2.9m was improved both against the previous year and the previous quarter (Q3/2012: EUR -78.3m; Q2/2013: EUR -9.8m).

The net result for Q3/2013 amounted to EUR 1.6m (Q3/2012: -78.3m; Q2/2013: EUR -11,8m)) which was mainly attributable to the unusual effects mentioned earlier in this report.

The operating cash flow in Q3/2013 amounted to EUR -3.8m and cumulatively the Company recorded an operating cash inflow of EUR 4.9m over the last nine months. (Q3/2012: EUR -23.8m; Q2/2013: EUR -1.5m). Mainly due to severance payments free cash flow in Q3/2013 was EUR -6.5m compared to EUR -3.7m in Q2/2013 (Q3/2012: EUR -26.0m). The cash outflow in 9M/2013 was EUR -0.9m.

AIXTRON reported cash and cash equivalents (including bank deposits with a term of more than three months) of EUR 207.5m as of September 30, 2013 (December 31, 2012: EUR 209.5m), and continues to record no bank borrowings.

4. Results of Operations

4.1. Development of Revenues

During the first nine months of 2013, AIXTRON recorded total revenues of EUR 131.8m, a decrease of EUR 18.5m, or 12%, compared to the same period last year (9M/2012: EUR 150.3m). The most significant factor in this development was the continuing subdued demand for semiconductor deposition equipment. Compared to the previous year, revenues decreased by 26% from EUR 62.2m in Q3/2012 to EUR 46.2m in Q3/2013 (Q2/2013: EUR 45.3m).

Equipment revenues in 9M/2013 were EUR 98.9m (9M/2012: EUR 110.6m), representing 75% of the total 9M/2013 revenues (9M/2012: 74%). In the third quarter 2013, equipment revenues amounted to EUR 35.0m which is 27% below the previous year’s figure (Q3/2012: EUR 48.2m; Q2/2013: EUR 34.4m).

The deposition equipment and upgrades bought by AIXTRON’s customers in the first nine months 2013 are predominantly used for the production of LEDs, which in turn are primarily employed as backlighting devices for LCD displays and increasingly in general lighting applications. The next biggest end-markets in terms of revenues for AIXTRON equipment in the first nine months of 2013 was ALD equipment for the production of DRAM memory chips.

The remaining revenues were generated by the sale of spares and service and were 25% of total revenues in 9M/2013 (9M/2012: 26%; Q3/2013: 24%; Q3/2012: 24%).

	2013		2012
Revenues by Equipment, Spares &	9M		9M		+/-
Service	m EUR	%	m EUR	%	m EUR	%
Equipment revenues	98.9	75	110.6	74	-11.7	-11
Other revenues (service, spare parts, etc.)	32.9	25	39.7	26	-6.8	-17
Total	131.8	100	150.3	100	-18.5	-12

78% of total revenues in 9M/2013 were generated by sales to customers in Asia. This is one percentage point less than in the previous year (9M/2012: 79%; Q3/2013: 78%; Q3/2012: 82%). Meanwhile, 13% of revenues were generated in Europe (9M/2012: 9%; Q3/2013: 16%; Q3/2012: 11%) and the remaining 8% in the USA (9M/2012: 12%; Q3/2013: 6%; Q3/2012: 6%).

	2013		2012
	9M		9M		+/-
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	103.1	78	118.6	79	-15.5	-13
Europe	17.7	13	13.2	9	4.5	34
USA	11.1	8	18.5	12	-7.4	-40
Total	131.8	100	150.3	100	-18.5	-12

4.2. Development of Results

	2013		2012
	9M		9M		+/-
Cost Structure	m EUR	% Rev.	m EUR	% Rev.	m EUR	%
Cost of sales	156.6	119	167.6	112	-11.0	-7
Gross profit	-24.8	-19	-17.3	-12	-7.5	43
Operating costs	58.4	44	95.7	64	-37,3	-39
Selling expenses	21.2	16	24.9	17	-3.7	-15
General and administration expenses	13.6	10	14.7	10	-1.1	-7
Research and development costs	41.4	31	51.8	34	-10.4	-20
Net other operating (income) and Expenses	(17.8)	-14	4.3	3	-22.1	n/a

Cost of sales in 9M/2013 decreased by 7% year-on-year from EUR 167.6m in 9M/2012 to EUR 156.6m. The reduction is attributable to the revenue development and the differing effects from inventory write-downs in the comparable periods. Chiefly due to the above mentioned items, cost of sales relative to revenues was 119% in 9M/2013 (9M/2012: 112%).

In Q3/2013, cost of sales compared to the same quarter in 2012 was reduced to EUR 35.7m (Q3/2012: EUR 104.5m) mainly due to the unusual effects recorded in Q3/2012 (Q2/2013: EUR 33.1m). Relative to revenues, this represents a decrease from 168% in Q3/2012 to 77% in Q3/2013. The reduction was mainly due to an effect from write-downs executed in Q3/2012.

Against the background of the aforementioned items and despite numerous cost reduction measures, the Company’s gross profit in 9M/2013 decreased year-on-year to EUR -24.8m (9M/2012: EUR -17.3m), resulting in a negative gross margin of 19% (9M/2012: -11%). In a quarterly comparison the gross profit in Q3/2013 improved year-on-year to EUR 10.6m (Q3/2012: EUR -42.3m; Q2/2013: EUR 12.3m). The gross margin was 23% (Q3/2012: -68%; Q2/2013: 27%).

Operating costs in 9M/2013 included restructuring charges recorded in Q1/2013 and the insurance proceeds of EUR 15.0m recorded in Q3/2013, and decreased year-on-year to EUR 58.4m (9M/2012: EUR 95.7m). Compared to the same quarter last year, the operating costs in Q3/2013 were down by 79%to EUR 7.7m (Q3/2012: EUR 36.0m; Q2/2013: EUR 22.0m).

The operating cost development was influenced by the following single factors:

In-line with the revenue development, selling expenses in 9M/2013 decreased year-on-year by 15% to EUR 21.2m (9M/2012: 24.9m.). Selling expenses relative to revenues were down one percentage point from 17% in 9M/2012 to 16% in 9M/2013. In Q3/2013, selling expenses amounted to EUR 6.9m and thus came in 41% below the previous year’s figure (Q3/2012: EUR 11.6m; Q2/2013: EUR 7.4m). Selling expenses relative to revenues were down to 15% in Q3/2013 (Q3/2012: 19%; Q2/2013: 16%).

In 9M/2013, general and administration expenses declined year-on-year by 7% to EUR 13.6m (9M/2012: EUR 14.7m). This development was mainly influenced by reduced personnel expenses. In Q3/2013, general and administration expenses of EUR 4.2m were virtually stable compared to the previous year (Q3/2012: EUR 3.9m; Q2/2013: EUR 4.0m).

Research and development costs in 9M/2013 decreased year-on-year by 20% to EUR 41.4m (9M/2012: EUR 51.8m). In Q3/2013, R&D costs amounted to EUR 12.0m and thus came in 33% below the previous year (Q3/2012: EUR 17.8m; Q2/2013: EUR 12.7m).

The company’s R&D capability remains a factor of key strategic significance, serving to further pursue the technological leadership in MOCVD systems and to secure leading positions in other forward-looking technologies. A thorough analysis of AIXTRON’s technology fields principally confirmed the Management’s view on targeted future opportunities and the R&D investments in these spaces, specifically for OLED and Power Electronics. Besides, further technology areas with great market potential have been identified. Consequently, R&D expenditures are monitored and are being made very specifically in the defined growth areas. Moreover, a newly developed Product Development Process is being successfully implemented in all new development activities, leading to more controlled and defined development processes.

	2013	2012
Key R&D Information	9M	9M	+/-
R&D expenses (million EUR)	41.4	51.8	-20%
R&D expenses, % of sales	31	34
R&D employees (period average)	307	336	-9%
R&D employees, % of total headcount (period average)	35	34

Net other operating income and expenses in the first nine months of 2013 resulted in an income of EUR 17.8m mainly due to the previously mentioned insurance proceeds recorded in Q3/2013 (9M/2012: EUR 4.3m expense; Q3/2013: EUR 15.4m income; Q3/2012: EUR 2.7m expenses).

In 9M/2013, AIXTRON recorded a net currency expense of EUR 24k (9M/2012: expense of EUR 6.1m) from currency transaction and translation differences.

EUR 2.5m of R&D grants received in 9M/2013 (9M/2012: EUR 2.5m; Q3/2013: EUR 0.7m; Q3/2012: EUR 0.6m), were recorded as ‘other operating income’.

The absolute operating result (EBIT) increased in a year-on-year comparison by EUR 29.9m from EUR -113.0m in 9M/2012 to EUR -83.1m in 9M/2013. In spite of the write-downs and restructuring charges recorded in Q1/2013, this development was mainly due to the realized operating cost savings and the previously mentioned inventory write-downs and insurance proceeds in the operating expenses of the third quarter 2013. In Q3/2013, the operating result amounted to EUR 2.9m, which means a significant improvement from the previous year’s quarter which was burdened by write-downs (Q3/2012: EUR -78.3m; Q2/2013: -9.8m).

Result before taxes increased year-on-year by EUR 28.5m from EUR -111.0m in 9M/2012 to EUR -82.5m in 9M/2013, including a net finance income of EUR 0.6m in 9M/2013 (9M/2012: EUR 2.0m; Q3/2013: EUR 0.2m; Q3/2012: EUR 0.3m, Q2/2013: EUR 0.2m). In Q3/2013, the result before taxes improved to EUR 3.1m (Q3/2012: EUR -77.9m; Q2/2013: EUR -9.6m) compared to previous year’s quarter that had been affected by write-downs.

In 9M/2013, AIXTRON recorded a country specific tax expense of EUR 3.7m (9M/2012: tax credit of EUR 8.8m).  In Q3/2013, the Company had also recorded a country specific tax expense of EUR 1.5m (Q3/2012: EUR 0.4m tax expense; Q2/2013: EUR 2.2m tax expense).

The net result increased by EUR 16.0m year-on-year from EUR -102.2m in 9M/2012 to EUR -86.2m in 9M/2013. In Q3/2013, the net result amounted to EUR 1.6m (Q3/2012: EUR -78.3m; Q2/2013: EUR -11.8m).

4.3. Development of Orders

Equipment Orders	2013	2012	+/-
(in EUR million)	9M	9M	m EUR	%
Equipment order intake	96.1	96.0	0.1	0
Equipment order backlog (end of period)	72.8	109.8	-37.0	-34

In 9M/2013, equipment order intake was broadly unchanged year-on-year and at EUR 96.1m came in only marginally above the EUR 96.0m in 9M/2012. Also sequentially, the equipment order intake remained rather subdued and increased — still being on a low level - by 17% to EUR 35.7m in Q3/2013 (Q2/2013: EUR 30.5m). Compared to the same quarter last year, order intake improved by 3% (Q3/2012: EUR 34.5m). As a matter of internal policy, the 2013 order intake in US Dollars is recorded at the current 2013 budget exchange rate of 1.30 USD/EUR (2012: 1.40 USD/EUR).

The total equipment order backlog of EUR 72.8m as at September 30, 2013 was 34% lower than the EUR 109.8m at the same point in time in 2012, and 13% lower than the 2013 opening backlog of EUR 83.8m, revalued as of January 1, 2013, at the US-Dollar exchange rate of 1.30 USD/EUR valid at that time.

As a matter of strict internal policy, AIXTRON follows clear internal requirements before recording and reporting received equipment orders as order intake and order backlog. These requirements comprise of all of the following minimum criteria:

1.             The receipt of a firm written purchase order

2.             the receipt of the agreed deposit

3.             accessibility to the required shipping documentation

4.             a customer confirmed agreement on a system specific delivery date

In addition and reflecting current market conditions, the Company’s Management reserves the right to assess whether the actual realization of each respective system order is sufficiently likely to occur in a timely manner according to Management’s opinion. When Management concludes, that there is sufficient likelihood of realizing revenue on any specific system or that there is an unacceptable degree of risk of not realizing revenue on any specific system, Management will include or exclude the order, or a portion of the order, into or from the recorded order intake and order backlog figures, regardless of compliance with requirements of the points 1-4 above.

5. Financial Position and Net Assets

The Company recorded no bank borrowings as of September 30, 2013, December 31, 2012 and September 30, 2012.

The equity ratio decreased to 78% as of September 30, 2013, compared to 84% as of December 31, 2012, principally due to the negative net result for the period. As of September 30, 2012, the equity ratio was 83%.

The AIXTRON Group’s capital expenditures for the first nine months of 2013 amounted to EUR 6.6m (9M/2012: EUR 12.2m), of which EUR 6.2m (9M/2012: EUR 11.6m) were related to property, plant and equipment (including testing and laboratory equipment).

Cash and cash equivalents (including cash deposits with a maturity of more than three months) remained virtually stable at EUR 207.5m (EUR 119.0m + EUR 88.4m cash deposits) as of September 30, 2013 compared to EUR 209.5m (EUR 99.7m + EUR 109.8m cash deposits) as of December 31, 2012 and EUR 209.0m (EUR 108.5m + EUR 100.5m cash deposits) as of September 30, 2012.

Property, plant and equipment decreased to EUR 92.4m as of September 30, 2013 (EUR 97.6m as of December 31, 2012; EUR 97.6m as of September 30, 2012), principally due to investments being lower than depreciation.

Goodwill at EUR 64.3m as per September 30, 2013 remained stable compared to EUR 64.3m as per December 31, 2012 and EUR 64.6m as of September 30, 2012. There were no additions or impairments in the first nine months of 2013. The minimal differences were solely due to exchange rate fluctuations.

Other intangible assets decreased from EUR 4.2m as per December 31, 2012 to EUR 3.2m as per September 30, 2013 (September 30, 2012: EUR 4.8m). Differences arose mainly from amortization.

Inventories, including raw materials, unfinished and finished goods, decreased by 46% from EUR 126.0m as of December 31, 2012 to EUR 67.8m as of September 30, 2013. This is principally explained by shipments made out of inventory as well as write-downs and the effect of the loss of components destroyed in a warehouse fire in the United Kingdom in Q2/2013. As of September 30, 2012, inventories were EUR 157.9m.

Other current assets have decreased from EUR 21.4m as of June 30, 2013 to EUR 20.8m as of September 30, 2013 mainly due to the inclusion of the amount receivable from the insurance company following the fire in the United Kingdom in Q2/2013.

Advance payments from customers increased by EUR 6.9m to EUR 52.9m as of September 30, 2013 compared to EUR 46.0m as of December 31, 2012 (EUR 61.2m as of September 30, 2012).

Trade receivables decreased from EUR 37.3m as of December 31, 2012 and EUR 36.9m as of September 30, 2012 to EUR 22.9m as of September 30, 2013, reflecting the business volume in the first nine months of 2013.

Other current provisions increased from EUR 28.2m as of December 31, 2012 and EUR 28.6m as of September 30, 2012 to EUR 34.8m as of September 30, 2013. Changes to the provisions were made reflecting the reduced business volume and in light of the staff reductions initiated in Germany in Q1/2013.

6. Opportunities and Risks

AIXTRON expects the following market trends and opportunities in the relevant end user markets to  possibly have a positive effect on future business:

Short Term

•                  Increasing adoption of LEDs for exterior, public infrastructure and commercial lighting.

•                  Increasing adoption of LEDs for consumer and residential general lighting applications.

•                  Increased usage of GaN based devices for energy efficient power electronics.

•                  Development of next generation NAND, DRAM and PRAM memory devices.

•                  Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid and electrical automotive and photovoltaic transistor applications.

Mid -to Long Term

•                  Further progress in research activities leading to technologies for OLED lighting and displays as well as organic material large area deposition.

•                  Further progress in the development of GaN-on-Silicon based devices for energy efficient power electronics or LEDs.

•                  Increased emergence and further development of plastic electronics / flexible organic TFT backplanes.

•                  Increased development activity for specialized compound solar cell applications.

•                  Increasing requirements for Hi-k and interconnect components, implying a new approach to production technologies.

•                  Progress in the convergence of compound semiconductor material applications for further miniaturization, e.g. as substituting materials in the silicon semiconductor industry.

•                  Development of applications using Carbon Nanostructures (Carbon Nanotubes, Carbon Nanowires, Graphene).

AIXTRON is exposed to a series of risks which are described in detail in the “Risk Report” of the Annual Report 2012 and in the section “Risk Factors” in AIXTRON’s 2012 20-F Report, which has been filed with the U.S. Securities and Exchange Commission on February 28, 2013. Copies of the Company’s most recent Annual Report and the 20-F Report are both available on the Company’s website at www.aixtron.com (sections “Investors/Reports and Presentations” and “Investors/US-Listing”), the 20-F Report being additionally available on the SEC website at www.sec.gov.

During the first nine months of 2013, AIXTRON Management was not aware of any significant additions or changes in the risks as described in the 2012 Annual Report/20-F Report referred to above. However, inventory risks were reassessed at the end of the first, second and third quarter 2013 and adjusted in the light of current conditions. These adjustments were properly recorded in the quarterly financial statements.

7. Outlook

High capacity utilization rates at leading LED manufacturers give reasons to believe that the overcapacity of MOCVD deposition equipment is further diminishing. However, there has still been no noticeable pickup in the demand for new equipment at AIXTRON even in the third quarter of 2013. As a result, it still remains difficult to give a precise forecast of the Company’s revenues and EBIT margin. Nevertheless, Management believes that the revenues in Q4/2013 could be slightly higher than in Q3/2013.

However, the prospects for the various end-markets and industries that AIXTRON is offering its deposition technologies remain positive.

The initiated measures comprised in the 5-Point-Program will contribute to a further stabilization of the Company’s earnings situation in the fourth quarter of the year.

As of September 30, 2013, AIXTRON was also not party to any legally binding agreements concerning financial participations, company acquisitions or disposals of business units.

Interim Financial Statements

1. Consolidated Income Statement*

* unaudited

2. Consolidated Statement of other Comprehensive Income*

* unaudited

3. Consolidated Statement of Financial Position*

* unaudited

4. Consolidated Statement of Cash Flows*

* unaudited

5. Consolidated Statement of Changes in Equity*

* unaudited

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON SE has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2012.

The consolidated interim financial statements of AIXTRON SE include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); Nanoinstruments Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON China Ltd., Shanghai (China); AIXTRON KK, Tokyo (Japan); AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan) and Genus Trust, Sunnyvale (USA). In comparison with December 31, 2012, there have been no changes to the consolidated group of companies.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
(in EUR thousands)		Asia	Europe	USA	Group
Revenues realized with third parties	9M/2013	103,059	17,651	11,091	131,801
	9M/2012	118,588	13,200	18,517	150,305

Segment assets (property, plant and equipment)	Sept 30, 2013	4,483	86,593	1,357	92,433
	Sept 30, 2012	4,462	90,657	2,510	97,629

3. Stock Option Plans

In the first nine months of 2013, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON common shares or AIXTRON American Depositary Shares (ADS). The status of these options developed as follows:

AIXTRON ordinary shares	Sep-30 2013	Exercised	Expired/Forfeited	Allocation	31.12.12
Stock options	3,037,872	256,314	316,912	0	3,611,098
Underlying shares	3,680,461	256,314	337,351	0	4,274,126

AIXTRON ADS	Sep-30 2013	Exercised	Expired/Forfeited	Allocation	31.12.12
Stock options	6,610	0	0	0	6,610
Underlying shares	6,610	0	0	0	6,610

4. Employees

The total number of employees decreased from 989 on September 30, 2012 to 788 persons on September 30, 2013.

	2013		2012		+/-
Employees by Region	Sep-30%		Sep-30%		abs.	%
Asia	171	22	186	19	-15	-8
Europe	502	64	671	68	-169	-25
USA	115	15	132	13	-17	-13
Total	788	100	989	100	-201	-20

	2013		2012		+/-
Employees by Function	Sep-30%		Sep-30%		abs.	%
Sales	66	8	93	9	-27	-29
Research and Development	272	54	345	35	-73	-21
Manufacturing and Service	345	44	434	44	-89	-21
Administration	105	13	117	12	-12	-10
Total	788	100	989	100	-201	-20

5. Management

As compared to December 31, 2012, there were the following changes to the composition of the Company’s Executive and Supervisory Boards as of September 30, 2013:

Paul Hyland, Chairman, resigned from his office as of February 28, 2013. Mr Martin Goetzeler has joined the Company as Chairman, President and Chief Executive Officer on March 1, 2013 as Mr Hyland’s successor.

On January 30, 2013 Dr. Jürgensen and Kuklies resigned from their offices. Therefore, the Supervisory Board plenum consisted of four persons until two new members were elected, but still constituted a quorum The Supervisory Board proposed Dr. Andreas Biagosch and Dr. Martin Komischke for election at the Annual General Meeting on May 23, 2013, following the recommendation of the Nomination Committee. The shareholders approved these proposals by a large majority.

6. Related Party Transactions

Except for the changes to employment contracts caused by changes in the composition of the Management, AIXTRON did not conclude or carry out any material transactions with related parties.

7. Post-Balance Sheet Date Events

There were no known business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after September 30, 2013.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the nine months ended September 30, 2013, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Herzogenrath, October 2013

AIXTRON SE

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON SE

	By	/s/ Martin Goetzeler
	Name:	Martin Goetzeler
	Title:	President & CEO
Date: October 23, 2013

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Executive Vice President & CFO